
Mail Stop 3030

January 7, 2010

Via Facsimile and U.S. Mail

Mr. Michael Hodges
President
Genesis Fluid Solutions Holdings, Inc. (formerly Cherry Tankers, Inc.)
6660 Delmonic Drive, Suite 242-D
Colorado Springs, CO   80919

> **Re:** **Cherry Tankers, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-K/A#2 filed November 10, 2009**
> **File No. 333-148346**

Dear Mr. Hodges:

We have reviewed your response letter dated December 8, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment 2 to Form 10-K for year ended December 31, 2008 filed November 10, 2009</u>
<u>Amendment 2 to Form 10-Q for quarterly period ended March 31, 2009 filed November 10, 2009</u>
<u>Amendment 2 to Form 10-Q for quarterly period ended June 30, 2009 filed November 10, 2009</u>
<u>Amendment 1 to Form 10-Q for quarterly period ended September 30, 2009 filed November 10, 2009</u>

1.   We note your response to prior comment 1. Please note the requirements of Rule 13a-14(a) which specifies that the principal executive and principal financial officer, or persons performing similar functions, at the time of the filing of the report must sign a certification. In light of your disclosure in the Form 8-K filed on November 5, 2009 regarding the change in your executive officers, please amend the Form 10-K for the year ended December 31, 2008 and the Forms 10-Q for each of the periods ending March 31, June 30 and September 30, 2009 to include certifications signed by your <u>current</u> principal executive and principal financial officers. You should provide adequate disclosures in connection with these amendments to eliminate any investor confusion.

<u>Form 8-K/A#2 filed December 14, 2009</u>

<u>Financial Statements for the nine months ended September 30, 2009</u>

<u>Note (4) Convertible and Other Notes Payable</u>

2.   Please refer to prior comment 3. We do not see where you have provided descriptions of the significant terms of each of the material convertible notes as you indicated in your response to prior comment 3. Please revise future filings to include the disclosures previously requested.

       As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                   Sincerely,

                                   Kevin L. Vaughn
                                   Accounting Branch Chief